United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No.  01)*

OMB Number
3235-0145

CMS Bancorp Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

12600U102

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
√	Rule 13d-1(c)
Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Roger Feldman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐
b. ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States Citizen

	5.	Sole Voting Power
Number of Shares
Beneficially		1104
Owned by Each
Reporting Person	6.	Shared Voting Power
With:
167,979

	7.	Sole Dispositive Power

1104

	8.	Shared Dispositive Power

167,979

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

169,083

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9

8.75%

12.	Type of Reporting Person (See Instructions)

IN

CUSIP No.

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Harvey Hanerfeld

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐
b. ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States Citizen

	5.	Sole Voting Power
Number of Shares
Beneficially		1105
Owned by Each
Reporting Person	6.	Shared Voting Power
With:
167,979

	7.	Sole Dispositive Power

1105

	8.	Shared Dispositive Power

167,979

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

169,084

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9

8.75%

12.	Type of Reporting Person (See Instructions)

IN

Item 1.

a.	Name of Issuer

CMS Bancorp, Inc.

b.	Address of Issuer's Principal Executive Offices

123 Main Street, Suite 750
White Plains, NY 10601

Item 2.

a.	Name of Person Filing

The schedule is being filed jointly by Roger Feldman and Harvey Hanerfeld (the "Reporting Persons").

b.	Address of Principal Business Office or, if None, Residence

The address of each of each of the Reporting Persons is
1919 Pennsylvania Avenue, NW, Suite 725,
Washington, DC 20006.

c.	Citizenship

Each of the reporting Persons is a United States Citizen.

d.	Title of Class of Securities

Common Stock, $.01 par value per share.

e.	CUSIP Number

12600U102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

a.	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
b.	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
c.	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
d.	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
e.	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
f.	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
g.	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
h.	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
j.	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

a.	Amount beneficially owned:

See Attachment A

b.	Percent of class:

See Attachment A

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote:

See Attachment A

ii.	Shared power to vote or to direct the vote:

See Attachment A

iii.	Sole power to dispose or to direct the disposition of:

See Attachment A

iv.	Shared power to dispose or to direct the disposition of:

See Attachment A

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 06, 2009
Date

/s/ Roger Feldman
Signature

Roger Feldman
Name / Title

/s/ Harvey Hanerfeld
Signature

Harvey Hanerfeld
Name / Title

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

ATTACHMENT A

As of December 31, 2008, Roger Feldman is the beneficial owner of 169,083 shares of Common Stock, constituting 8.75% of the issued and outstanding shares of Common Stock and Harvey Hanerfeld is the beneficial owner of 169,084 shares of Common Stock, constituting 8.75% of the issued and outstanding shares of Common Stock.  Roger Feldman has the sole power to vote or direct the voting of and to dispose and to direct the disposition of the 1,104 shares beneficially owned by him as an individual.  Harvey Hanerfeld has the sole power to vote or direct the voting of and to dispose and to direct the disposition of the 1,105 shares beneficially owned by him as an individual.  As sole owners and managing members of West Creek Capital, LLC, a Delaware limited liability company (formerly West Creek Capital, L.P., a Delaware limited partnership) that is the investment adviser to (i) West Creek Partners Fund L.P., a Delaware limited partnership ("Partners Fund"), and (ii) WC Select L.P., a Delaware limited partnership ("Select"), Mr. Feldman and Mr. Hanerfeld may be deemed to have the shared power to direct the voting and disposition of the 53,680 shares of Common Stock owned by Partners Fund, and the 114,299 shares of Common Stock owned by Select.